Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated April 25, 2003

VODAFONE GROUP
PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

This Report on Form 6-K contains the following:-

1.                                       Press release dated February 27, 2003 entitled ‘VODAFONE FURTHER INCREASES SHAREHOLDING IN EUROPOLITAN’

2.                                       Press release dated February 28, 2003 entitled ‘VODAFONE’S PUBLIC OFFER FOR TELECEL’

3.                                       Press release dated March 4, 2003 entitled ‘VODAFONE’S PUBLIC OFFER FOR LIBERTEL’

4.                                       Press release dated March 10, 2003 entitled ‘VODAFONE SHAREHOLDING IN EUROPOLITAN INCREASED TO 98.2% AND OFFER PERIOD EXTENDED’

5.                                       Press release dated March 14, 2003 entitled ‘VODAFONE FURTHER INCREASES SHAREHOLDING IN VODAFONE LIBERTEL N.V. TO 90.8%’

6.                                       Press release dated March 26, 2003 entitled ‘ONE MILLION VODAFONE LIVE! CUSTOMERS’

7.                                       Press release dated April 1, 2003 entitled ‘VODAFONE LAUNCHES DEM BOND TENDER OFFER’

8.                                       Press release dated April 9, 2003 entitled ‘FINAL RESULTS OF VODAFONE’S OFFER FOR VODAFONE LIBERTEL VODAFONE TO INCREASE SHAREHOLDING IN VODAFONE LIBERTEL TO 98.2%’

9.                                       Stock Exchange Announcement dated February 7, 2003.

10.                                 Stock Exchange Announcement dated February 12, 2003.

11.                                 Stock Exchange Announcement dated February 14, 2003.

12.                                 Stock Exchange Announcement dated March 4, 2003.

13.                                 Stock Exchange Announcement dated March 14, 2003.

14.                                 Stock Exchange Announcement dated March 17, 2003.

15.                                 Stock Exchange Announcement dated March 25, 2003.

16.                                 Stock Exchange Announcement dated March 26, 2003.

17.                                 Stock Exchange Announcement dated March 28, 2003.

18.                                 Stock Exchange Announcement dated April 1, 2003.

19.                                 Stock Exchange Announcement dated April 14, 2003.

27 February 2003

For Immediate Release – Not for release or distribution in the United States of America, Canada or Japan

VODAFONE FURTHER INCREASES SHAREHOLDING IN EUROPOLITAN

Vodafone Group Plc (“Vodafone”) today announces that it has further increased its shareholding in Europolitan Vodafone AB (publ) (“Europolitan”) from approximately 90.1% to approximately 90.8% on an undiluted basis.  This increase in shareholding was effected through market purchases and the acquisition of shares tendered in Vodafone’s offer for shares which it does not already own in Europolitan, for a consideration of approximately SEK141 million.

For further information contact:

Vodafone Group Plc

Tim Brown, Group Corporate Affairs Director

Melissa Stimpson, Director of Group Investor Relations

Bobby Leach, Head of Group Financial Media Relations

Darren Jones, Senior Investor Relations Manager

Tel:  +44 (0) 1635 673310

Goldman Sachs International

Simon Dingemans

Tel:  +44 (0) 20 7774 1000

Enskilda Securities

Martin Brandt

Tel:  +46 (8) 52 22 95 00

Tavistock Communications

Lulu Bridges/Justin Griffiths

Tel:  +44 (0) 20 7600 2288

The offer is not being made, directly or indirectly, in or into the United States of America, Canada or Japan, and copies of this document and any future related materials are not being and may not be mailed or otherwise distributed or sent in or into the United States of America, Canada or Japan.

The offer is furthermore not being directed to persons whose participation in the offering requires that further offer documents are issued or that registration or other measures are taken, other than those required under Swedish law. No document relating to the offer may be distributed in or into any country where such distribution or offering requires any of the aforementioned measures to be taken or would be in conflict with any law or regulation of such a country.

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For Immediate Release – Not for release or distribution in the United States of America

28 February 2003

VODAFONE’S PUBLIC OFFER FOR TELECEL

Vodafone Group Plc (‘Vodafone’) announces today that the prospectus detailing the public offer for the outstanding shares which it does not already own (the ‘Shares’) in Vodafone Telecel-Comunicações Pessoais, S.A. (‘Telecel’) (the ‘Offer’) is made public and is available for inspection at the addresses listed below.  The key terms of the Offer are:

•                  The Offer price is EUR 8.50 in cash for every Share.  Vodafone will not increase the Offer price.

•                  The acceptance period is from 8.30am (UK time) on 3 March 2003 until 3.00pm (UK time) on 31 March 2003.

•                  The Offer is unconditional.

•                  The results of the Offer will be assessed at a Special Market Session of the Euronext Lisbon (Sociedade Gestora de Mercados Regulamentados, S.A.) and announced on or around 1 April 2003.

•                  Settlement will be made on the third business day following the assessment of the results of the Offer at the Special Market Session of the Euronext Lisbon.

Vodafone’s current shareholding in Telecel is approximately 61.4%.  Upon completion of the Offer, and subject to reaching more than 90% of the voting rights in Telecel, Vodafone intends to implement compulsory acquisition procedures to acquire 100% of the shares in Telecel, which will result in the immediate de-listing of Telecel shares from the Euronext Lisbon. Furthermore, if Vodafone, upon completion of the Offer, has not reached more than 90% of the voting rights in Telecel, it may seek to de-list Telecel shares through alternative means available under Portuguese law.

The Offer prospectus is available at the following addresses: Vodafone (Vodafone House, The Connection, Newbury, Berkshire RG14 2FN) and the head offices of Telecel (Avenida D. João II — Lote 1.04.01, 8th floor, Parque das Nações, 1990-093 Lisbon, Portugal), Banco Espírito Santo de Investimento, S.A. (Rua Alexandre Herculano, nº 38, Lisbon, Portugal) and the Euronext Lisbon (Praça Duque de Saldanha, nr. 1, 5th floor A, 1050-094, Lisbon, Portugal). It is also available on the CMVM (the Portuguese Securities Market Commission) website at www.cmvm.pt.

Goldman Sachs International is acting for Vodafone Group Plc and no one else in connection with the Offer and will not be responsible to anyone other than Vodafone Group Plc for providing the protections afforded to clients of Goldman Sachs International or for providing advice in relation to the Offer.  Banco Espírito Santo de Investimento S.A. is also acting as financial intermediary in Portugal in relation to the Offer.

For further information contact:

Vodafone Group Plc

Tim Brown, Group Corporate Affairs Director

Melissa Stimpson, Director of Group Investor Relations

Bobby Leach, Head of Group Financial Media Relations

Darren Jones, Senior Investor Relations Manager

Tel:  +44 (0) 1635 673310

Goldman Sachs International

Simon Dingemans

Tel:  +44 (0) 20 7774 1000

Banco Espírito Santo de Investimento S.A.

Equity Capital Markets Department

Tel:  +351 21 319 6904

Tavistock Communications

Lulu Bridges/John West

Tel:  +44 (0) 20 7600 2288

This announcement is neither an offer to purchase nor a solicitation of an offer to sell any securities.  The Offer is being made only by means of the Offer document and is being made to all holders of any Shares, other than Shares held, directly or indirectly, by Vodafone.

The Offer will not be directed to persons whose participation in the offering requires that further Offer documents are issued or that registration or other measures are taken, other than as a result of the application of Portuguese law. No document relating to the Offer may be distributed in or into any country where such distribution or offering requires any of the aforementioned measures to be taken or would be in conflict with any law or regulation of such a country.

This announcement has been issued by Vodafone Group Plc and is the sole responsibility of Vodafone Group Plc and has been approved solely for the purposes of Section 21 of the Financial Services and Markets Act 2000 by Goldman Sachs International.

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4 March 2003

For Immediate Release – Not for release or distribution in the United States of America, Canada or Japan

VODAFONE’S PUBLIC OFFER FOR LIBERTEL

Vodafone Group Plc (‘Vodafone’) announces that the Offer Document (the ‘Offer Document’) detailing the public offer for the outstanding shares which it does not already own (the ‘Shares’) in Vodafone Libertel N.V. (‘Libertel’) (the ‘Offer’) has today been made public and is available at the addresses listed below.  The key terms of the Offer are:

•                  The Offer price is EUR 11.00 in cash for each Share.  Vodafone will not increase the Offer price.

•                  As is customary in public offers in The Netherlands, the Offer is conditional upon Vodafone’s shareholding reaching or exceeding 95% of the total issued share capital of Libertel, although this condition can be waived at Vodafone’s sole discretion. There are no other conditions to the Offer.

•                  The acceptance period is from 5 March 2003 until 15.00 (C.E.T.) on 27 March 2003.  Vodafone reserves the right to extend the acceptance period.

•                  Vodafone will make an announcement as to whether or not the Offer will be declared unconditional by no later than the fifth business day following the end of the acceptance period.

•                  Settlement in respect of the Shares validly tendered in the Offer will take place within five business days of the day on which the Offer is declared unconditional.

The Offer price represents a premium of 35.6% over the volume-weighted average Libertel share price over the twelve months prior to the announcement on 13 January 2003 that Vodafone was in discussions with Libertel regarding a possible public offer.

Since the announcement of the Offer on 12 February 2003, Vodafone has increased its shareholding in Libertel from approximately 77.6% of the total issued share capital of Libertel to approximately 83.8% through market purchases.  Vodafone intends to continue to make market purchases of Shares as and when they become available at up to a maximum price of EUR 11.00 per Share.

If the Offer results in Vodafone’s shareholding reaching or exceeding 95% of the total issued share capital of Libertel, excluding any shares that Libertel owns, Vodafone intends to exercise its rights under Dutch law to initiate a squeeze-out procedure in order to acquire 100% of the shares in Libertel.  Vodafone also intends to apply to delist shares in Libertel from the Euronext Amsterdam Stock Exchange when possible.

To accept the Offer, Libertel shareholders must tender their Shares no later than 15.00 (C.E.T.) on 27 March 2003, unless the acceptance period is extended, through their bank or stockbroker where their Shares are administered, to Rabo Securities N.V., Amstelplein 1, 1096 HA Amsterdam, The Netherlands.

The Offer Document, dated 4 March 2003, which outlines all the terms of and the condition to the Offer, is available in both the Dutch and English language.  The English version of the Offer Document shall in all respects prevail over the Dutch version.  The Offer Document is available free of charge at Rabo Securities N.V., Rembrandt Tower, Amstelplein 1, 1096 HA Amsterdam, The Netherlands (tel. +31-20-460-4747, fax. +31-20-460-4962 or e-mail: corporateadvisory.info@rabobank.com) and at the head office of Libertel at Avenue Ceramique 300, 6221 KX Maastricht, The Netherlands (tel. +31-43-355-7338, fax. +31-43-355-5022).

Goldman Sachs International is acting for Vodafone Group Plc and no one else in connection with the Offer and will not be responsible to anyone other than Vodafone Group Plc for providing the protections afforded to clients of Goldman Sachs International or for providing advice in relation to the Offer.

For further information contact:

Vodafone Group Plc

Tim Brown, Group Corporate Affairs Director

Melissa Stimpson, Director of Group Investor Relations

Bobby Leach, Head of Group Financial Media Relations

Darren Jones, Senior Investor Relations Manager

Tel:  +44 (0) 1635 673310

Goldman Sachs International

Simon Dingemans

Tel:  +44 (0) 20 7774 1000

Tavistock Communications

Lulu Bridges/John West

Tel:  +44 (0) 20 7600 2288

Notes for editors:

•                  Libertel’s current, approximate shareholder structure is as follows:

Vodafone’s Shares (m)	Minority Shares (m)	Treasury Shares (m)*	Total Shares (m)	Vodafone Holding	Treasury Shares*	Minority Interest
262.0	46.5	4.0	312.5	83.8%	1.3%	14.9%

* Treasury shares owned by Libertel (source: Vodafone Libertel N.V.).

The Offer is not being made, directly or indirectly, in or into the United States of America, Canada or Japan, and copies of this document and any future related materials are not being and may not be mailed or otherwise distributed or sent in or into the United States of America, Canada or Japan.

The Offer is furthermore not being directed to persons whose participation in the offering requires that further Offer documents are issued or that registration or other measures are taken, other than those required under Dutch law. No document relating to the Offer may be distributed in or into any country where such distribution or offering requires any of the aforementioned measures to be taken or would be in conflict with any law or regulation of such a country.

This announcement has been issued by Vodafone Group Plc and is the sole responsibility of Vodafone Group Plc and has been approved solely for the purposes of Section 21 of the Financial Services and Markets Act 2000 by Goldman Sachs International.

- ends -

10 March 2003

For Immediate Release – Not for release or distribution in the United States of America, Canada or Japan

VODAFONE SHAREHOLDING IN EUROPOLITAN INCREASED TO 98.2% AND OFFER PERIOD EXTENDED

Vodafone Group Plc (‘Vodafone’) today announces that it has further increased its shareholding in Europolitan Vodafone AB (publ) (‘Europolitan’) to approximately 98.2% as at 7 March 2003 on an undiluted basis. Vodafone’s shareholding in Europolitan on 13 January 2003, the day Vodafone announced it was in discussions with the Board of Europolitan regarding a possible offer, was 74.6% on an undiluted basis. The increase in shareholding was effected through market purchases and the acquisition of shares tendered in Vodafone’s recommended public offer for the outstanding shares it does not already own in Europolitan (the ‘Offer’).

Vodafone also announces that it is extending the acceptance period for the Offer to 21 March 2003 (from 7 March 2003) to provide shareholders in Europolitan who have not yet tendered their shares the opportunity to do so. The terms of and the procedures for accepting the Offer otherwise remain unchanged.

As previously announced, Vodafone intends to implement compulsory acquisition procedures to acquire 100% of the shares in Europolitan following completion of the Offer.  Furthermore, de-listing of Europolitan’s shares from the Stockholm Exchange (Stockholmsbörsen) will be sought.

An announcement of the outcome of the Offer will be made on or around 27 March 2003.

For further information contact:

Vodafone Group Plc

Tim Brown, Group Corporate Affairs Director

Melissa Stimpson, Director of Group Investor Relations

Bobby Leach, Head of Group Financial Media Relations

Darren Jones, Senior Investor Relations Manager

Tel:  +44 (0) 1635 673310

Goldman Sachs International

Simon Dingemans

Tel:  +44 (0) 20 7774 1000

Enskilda Securities

Martin Brandt

Tel:  +46 (8) 52 22 95 00

Tavistock Communications

Lulu Bridges/Justin Griffiths

Tel:  +44 (0) 20 7600 2288

The Offer is not being made, directly or indirectly, in or into the United States of America, Canada or Japan, and copies of this document and any future related materials are not being and may not be mailed or otherwise distributed or sent in or into the United States of America, Canada or Japan.

The Offer is not being directed to persons whose participation in the offering requires that further Offer documents are issued or that registration or other measures are taken, other than those required under Swedish law. No document relating to the Offer may be distributed in or into any country where such distribution or offering requires any of the aforementioned measures to be taken or would be in conflict with any law or regulation of such a country.

This announcement has been issued by Vodafone Group Plc and is the sole responsibility of Vodafone Group Plc and has been approved solely for the purposes of Section 21 of the Financial Services and Markets Act 2000 by Goldman Sachs International.

- ends -

14 March 2003

For Immediate Release – Not for release or distribution in the United States of America, Canada or Japan

VODAFONE FURTHER INCREASES SHAREHOLDING IN VODAFONE
LIBERTEL N.V. TO 90.8%

Further to the announcement of Vodafone Group Plc (‘Vodafone’) on 4 March 2003 relating to its public offer for the outstanding shares which it does not already own (the ‘Shares’) in Vodafone Libertel N.V. (‘Libertel’) (the ‘Offer’), and the Offer Document of the same date, Vodafone today announces that it has further increased its shareholding in Libertel from approximately 83.8% of the total issued share capital to approximately 90.8% through market purchases at a price per Share of EUR 11.00 or below.

For further information contact:

Vodafone Group Plc

Tim Brown, Group Corporate Affairs Director

Melissa Stimpson, Director of Group Investor Relations

Bobby Leach, Head of Group Financial Media Relations

Darren Jones, Senior Investor Relations Manager

Tel:  +44 (0) 1635 673310

Goldman Sachs International

Simon Dingemans

Tel:  +44 (0) 20 7774 1000

Tavistock Communications

Lulu Bridges/Justin Griffiths

Tel:  +44 (0) 20 7600 2288

The Offer is not being made, directly or indirectly, in or into the United States of America, Canada or Japan, and copies of this document and any future related materials are not being and may not be mailed or otherwise distributed or sent in or into the United States of America, Canada or Japan.

The Offer is not being directed to persons whose participation in the offering requires that further Offer documents are issued or that registration or other measures are taken, other than those required under Dutch law. No document relating to the Offer may be distributed in or into any country where such distribution or offering requires any of the aforementioned measures to be taken or would be in conflict with any law or regulation of such a country.

- ends -

26 March 2003

ONE MILLION VODAFONE LIVE! CUSTOMERS

Vodafone Group Plc (“Vodafone”) today announces it has achieved its target of one million Vodafone live! customers by 31 March 2003.  Launched on 24 October 2002, Vodafone live! is Vodafone’s easy to use consumer service, bringing customers a world of colour, sound and pictures.

Of the one million Vodafone live! customers, Germany now has over 375,000, Italy 190,000 and the UK 220,000.  Vodafone also has an additional 420,000 customers in these markets that now own a MMS capable device*.

Now available in 10 countries**, with Egypt, Australia and New Zealand due to launch shortly, Vodafone live! enables customers to use picture messaging, download polyphonic ringtones and colour games, and browse branded infotainment from the latest integrated camera phones through an easy to use, icon driven menu.

Vodafone live! brings together network and handset technology, applications and content in one easy to use package for its customers.  Its branded menu enables intuitive navigation of its different services, with payment for downloads based on set prices, enabling transparency of cost for customers.

Since its launch, Vodafone live! has attracted critical acclaim from the industry, including recent awards at the GSM Association Awards ceremony in Cannes on 18 February 2003;  Vodafone live! received awards for best consumer application and also best television advertising.  Sharp’s GX10, the fully optimised Vodafone live! device, was also awarded top prize for best wireless handset.

Sir Christopher Gent, Chief Executive, Vodafone Group Plc, commented:

“To have launched Vodafone live! as a global service and to have reached one million customers in just over five months is a tremendous achievement for the Group.  Vodafone live! is the most successful mobile data service ever launched in Europe, with activation rates gaining momentum since the New Year.

“Not only has Vodafone live! gained recognition from the industry, it is also a clear success with our customers”.

- ends -

For further information contact:

Vodafone Group Plc

Tim Brown, Group Corporate Affairs Director

Melissa Stimpson, Director of Group Investor Relations

Bobby Leach, Head of Group Financial Media Relations

Darren Jones, Senior Investor Relations Manager

Jon Earl, Senior Group Communications Manager

Janine Young, Group Communications Manager

Tel:  +44 (0) 1635 673310

Tavistock Communications

John West/Justin Griffiths

Tel:  +44 (0) 20 7600 2288

Notes

*  Defined as a device with the capability to send and receive MMS

** Countries offering Vodafone live!: Germany, Greece, Hungary, Ireland, Italy, Netherlands, Portugal, Sweden, Spain, UK

Not for distribution or release into the United States

1 April 2003

VODAFONE LAUNCHES DEM BOND TENDER OFFER

Vodafone Group Plc (‘Vodafone’) today announces a cash tender offer to purchase the DEM 400,000,000 5.5% Notes due 2008 (the ‘Bonds’) issued by its wholly owned subsidiary Vodafone Americas Inc. (previously AirTouch Communications, Inc.) and guaranteed by Vodafone (the ‘Tender Offer’).

Vodafone is seeking to gain efficiencies by reducing the number of issuers in the Vodafone Group with debt securities outstanding. Vodafone intends to purchase any tendered Bonds out of existing cash resources.

The Tender Offer will expire at 5.00 p.m. Central European time, on 11 April 2003 unless terminated earlier by Vodafone in its sole discretion. Lehman Brothers is acting as Dealer Manager in the Tender Offer.

Under the terms of the Tender Offer, the total payment for each Bond will be determined by reference to the fixed spread over the bid yield to maturity of the reference bund listed in the table below at 11.00 a.m. Central European time on 11 April 2003, plus accrued and unpaid interest to, but excluding, 16 April 2003.

Bonds	Securities Code	Reference Bund	Bloomberg Screen	Fixed Spread (in basis points)
DEM 400,000,000 5.5% Notes due 24 July 2008	ISIN:XS0089158066 WKN 248908	Bund 5.25% due January 2008	PXGB	+ 65

Holders wishing to sell Bonds pursuant to the Tender Offer should contact Lehman Brothers at the telephone number set forth below between 9.00 a.m. and 6.00 p.m. Central European time on any business day in London or place an order through Euroclear or Clearstream from today until 5.00 p.m. Central European time on the date on which the Tender Offer expires. Payment for tendered Bonds will be made in same day funds on 16 April 2003.

For further information:

Vodafone Group

Tim Brown, Group Corporate Affairs Director

Melissa Stimpson, Director of Group Investor Relations

Bobby Leach, Head of Group Financial Media Relations

Darren Jones, Senior Investor Relations Manager

Tel:  +44 (0) 1635 673310

Tavistock Communications

Lulu Bridges / John West

Tel:  +44 (0) 20 7600 2288

Lehman Brothers

Alex Menounos

Tel: +44 (0) 20 7601 0086

This press release does not constitute, or form part of, any offer or invitation to sell any securities in any jurisdiction nor shall it (or any part of it), or the fact of its distribution, form the basis of or be relied on in connection with any contract therefor. The Tender Offer is not being made and will not be made directly or indirectly in, or by use of the mail of, or by any means or instrumentality of interstate or foreign commerce of, or any facilities of a national securities exchange of, the United States of America. This includes, but is not limited to, facsimile transmission, electronic mail, telex, telephone and the Internet. Accordingly, this press release and copies of any documents related to the Tender Offer are not being, and must not be, mailed or otherwise transmitted or distributed in or into the United States of America. Any purported offer in response to the Tender Offer resulting directly or indirectly from a violation of these restrictions will be invalid.  No securities or other forms of consideration are being solicited from a resident of the United States of America, and if sent in response by a resident of the United States of America will not be accepted.  No indications of interest in the offer are sought by this press release.

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9 April 2003

FINAL RESULTS OF VODAFONE’S OFFER FOR VODAFONE LIBERTEL
VODAFONE TO INCREASE SHAREHOLDING IN VODAFONE LIBERTEL TO 98.2%

Vodafone Group Plc (‘Vodafone’) today announces the outcome of the post-closing acceptance period in respect of its public offer for the shares in Vodafone Libertel N.V. (‘Vodafone Libertel’) that it did not already own (the ‘Offer’). The post-closing acceptance period, allowing shareholders who had not already tendered their Vodafone Libertel shares the opportunity to do so, ended at 3.00pm (CET) on 8 April 2003.

After acquiring the Vodafone Libertel shares tendered in the post-closing acceptance period, Vodafone will own a total of 306,783,156 Vodafone Libertel shares, representing approximately 98.2% of the total issued share capital of Vodafone Libertel.  Payment of the Offer price of EUR 11.00 in respect of the Vodafone Libertel shares tendered and delivered in the post-closing acceptance period will be made on 11 April 2003.

As previously announced, as Vodafone owns more than 95% of the total issued share capital of Vodafone Libertel, excluding any shares that Vodafone Libertel owns, Vodafone intends to exercise its rights under Dutch law to initiate a squeeze-out procedure in order to acquire 100% of the shares in Vodafone Libertel.

Vodafone Libertel’s shares are de-listed from the Official segment of Euronext Amsterdam N.V.’s stock market with effect from today.

For further information contact:

Vodafone Group Plc

Tim Brown, Group Corporate Affairs Director

Melissa Stimpson, Director of Group Investor Relations

Bobby Leach, Head of Group Financial Media Relations

Darren Jones, Senior Investor Relations Manager

Tel:  +44 (0) 1635 673310

Goldman Sachs International

Simon Dingemans

Tel:  +44 (0) 20 7774 1000

Tavistock Communications

Lulu Bridges / Justin Griffiths

Tel:  +44 (0) 20 7600 2288

This announcement has been issued by Vodafone Group Plc and is the sole responsibility of Vodafone Group Plc and has been approved solely for the purposes of Section 21 of the Financial Services and Markets Act 2000 by Goldman Sachs International.

- ends -

STOCK EXCHANGE ANNOUNCEMENT

Announced at 14:34 hrs

7 February 2003

RNS No: 2272H

7 February 2003 - for immediate release

Notification of Major Interests in Shares

Vodafone Group Plc (“the Company”)

In accordance with Part VI of the Companies Act 1985, I have to inform you that the Company has received notification today that, as at 28 January 2003, Barclays PLC, through its subsidiaries and affiliates, had ceased to have a notifiable interest in the capital of the Company.

S R Scott
Company Secretary

STOCK EXCHANGE ANNOUNCEMENT

Announced at 14:51 hrs

12 February 2003

RNS No: 4073H

12 February 2003 - for immediate release

Holding in Company

Vodafone Group Plc (“the Company”)

In accordance with Part VI of the Companies Act 1985, I have to inform you that the Company has received notification that, as at 6 February 2003, Barclays PLC, through its subsidiaries and affiliates, had a notifiable interest in 2,064,156,589 ordinary shares of US$0.10 each in the capital of the Company.  This represents 3.03 per cent of the issued ordinary share capital of the Company.

S R Scott
Company Secretary

STOCK EXCHANGE ANNOUNCEMENT

Announced at 16:54

14 February 2003

RNS No: 5398H

14 February 2003 - for immediate release

Vodafone Group Plc (“the Company”)

In  accordance  with  Section  329  of  the  Companies  Act  1985, I  have to inform you that the Company was advised today by Mourant ECS Trustees Limited that on 12 February 2003 the following directors acquired an interest in the following number of ordinary shares of US$0.10 each in the Company at the price of 115p per share pursuant to the rules of the Vodafone Group Share Incentive Plan:

No. of shares
Mr P R Bamford	218
Mr J M Horn-Smith	218
Mr K J Hydon	218

Philip Howie
Deputy Company Secretary

STOCK EXCHANGE ANNOUNCEMENT

Announced at 17:40

4 March 2003

RNS No: 2955I

4 March 2003 - for immediate release

Vodafone Group Plc (“the Company”)

In accordance with Section 329 of the Companies Act 1985, I have to inform you that the Company was advised today by NatWest, administrators of Personal Equity Plans and Individual Savings Accounts for the Company, that on 28 February 2003, through cash dividend reinvestment, Mr K J Hydon and Mr J M Horn-Smith, directors of the Company, acquired 1 ordinary share each of US$0.10 each in the capital of the Company, respectively, at 113p per share.

Philip Howie
Deputy Company Secretary

STOCK EXCHANGE ANNOUNCEMENT

Announced at 15:39

14 March 2003

RNS No: 7708l

14 March 2003 - for immediate release

Vodafone Group Plc (“the Company”)

In accordance with Section 329 of the Companies Act 1985, I have to inform you that the Company was advised today by Mourant ECS Trustees Limited that on 12 March 2003 the following directors acquired an interest in the following number of ordinary shares of US$0.10 each in the Company at the price of 103p per share pursuant to the rules of the Vodafone Group Share Incentive Plan:

No. of shares
Mr P R Bamford	242
Mr J M Horn-Smith	242
Mr K J Hydon	242

Stephen Scott
Company Secretary

STOCK EXCHANGE ANNOUNCEMENT

Announced at 14:53

17 March 2003

RVS No:   8254l

March 2003 - for immediate release

Vodafone Group Plc (“the Company”)

In accordance with Section 329 of the Companies Act 1985, I have to inform you that:

1.                                       the Company was advised on 10 February 2003 by Computershare Investor Services Plc that on 7 February 2003, Mr P R Bamford, a director of the Company, acquired 1566 ordinary shares of US$0.10 each and that Sir Alec Broers, a non-executive director of the Company, acquired 35 ordinary shares of US$0.10 each through their participation in the Company’s Dividend Reinvestment Plan, for which each share was valued at 113.31p; and

2.                                       the Company was advised on 10 February 2003 by Mourant ECS Trustees Limited that on 10 February 2003 the following directors acquired an interest in the following number of ordinary shares of US$0.10 each in the Company at the price of 113.31p per share through reinvestment of dividend income pursuant to the rules of the Vodafone Group Profit Sharing Scheme:

No. of shares
Mr P R Bamford	185
Sir Christopher Gent	1,462
Mr K J Hydon	1,574

3.                                       the Company was advised on 10 February 2003 by Mourant ECS Trustees Limited that on 10 February 2003 the following directors acquired an interest in the following number of ordinary shares of US$0.10 each in the Company at the price of 113.31 per share through reinvestment of dividend income pursuant to the rules of the Vodafone Group Share Incentive Plan:

No. of shares
Mr P R Bamford	10
Mr J M Horn-Smith	13
Mr K J Hydon	13

4.                                       the Company was advised on 11 February 2003 by Mourant ECS Trustees Limited that on 7 February 2003 the following directors acquired an interest in the following number of ordinary shares of US$0.10 each in the Company at the price of 113.31p per share through their participation in the Dividend Reinvestment Plan operated by Mourant:

Mr P R Bamford	17,234
Mr V A Colao	4,785
Mr T Geitner	9,120
Sir Christopher Gent	25,898
Mr J M Horn-Smith	15,544
Mr K J Hydon	12,915

5.                                       the Company was advised on 13 February 2003 by NatWest, administrators of Personal Equity Plans and Individual Saving Accounts that on 12 February 2003 the following directors acquired an interest in the following number of ordinary shares of US$0.10 each in the Company at the price of 115.75 per share through reinvestment of dividend income:

No. of shares
Mr J M Horn-Smith	13
Mr K J Hydon	15

6.                                       the Company was advised on 14 March 2003 by Merrill Lynch International Bank Limited that on 19 February 2003 Mr K J Hydon, a director of the Company, acquired 10,422 ordinary shares of US$0.10 each through his participation in the Company’s Dividend Reinvestment Plan, for which each share was valued at 113.31p.

S R Scott
Company Secretary

STOCK EXCHANGE ANNOUNCEMENT

Announced at 16:10

25 March 2003

RNS No: 1881J

25 March 2003 - for immediate release

Vodafone Group Plc (“the Company”)

Application has been made to the Financial Services Authority and the London Stock Exchange plc for 1,185,495 ordinary shares of US$0.10 each in the capital of the Company (“shares”) to be admitted to the Official List.

These shares are being issued to Vodafone Group Share Trustee Limited, trustee of the Company’s Qualifying Employee Share Ownership Trust, to satisfy future exercises of share options by participants in the Vodafone Group Plc Savings Related Share Option Scheme.  The shares will rank pari passu with the existing issued ordinary shares.

It is expected admission will be granted on 26 March 2003 and that trading will commence on 27 March 2003.

S R Scott
Company Secretary

STOCK EXCHANGE ANNOUNCEMENT

Announced at 16:20 hrs

26 March 2003

RNS No: 2470J

26 March 2003 - for immediate release

Vodafone Group Plc

Vodafone Group Plc announces that its registered office has been changed and is now:

Vodafone House

The Connection

Newbury

Berkshire RG14 2FN

S R Scott
Company Secretary

STOCK EXCHANGE ANNOUNCEMENT

Announced at 16:15 hrs

28 March 2003

RNS No: 3698J

28 March 2003 - for immediate release

Vodafone Group Plc (“the Company”)

In accordance with Section 329 of the Companies Act 1985, I have to inform you that on 27 March 2003 Julian Horn-Smith, a director of the Company, exercised an option granted to him in July 1996 under the terms of the Vodafone Group Plc Share Option Scheme (a share scheme not approved by the Inland Revenue under which the option exercise period expires seven years after grant) over 316,000 ordinary shares of US$0.10 each in the capital of the Company at an exercise price of 48.3p per share. Subsequently, the shares were sold at a price of 114.5p per share.

I further have to inform you that on 28 March 2003 Eileen Horn-Smith, the wife of Julian Horn-Smith, bought 129,180 shares of US$0.10 each in the capital of the Company at a price of 115.25p per share.

As a result of these transactions, Mr Horn-Smith has an increased interest, excluding unexercised share options and incentive shares, of 1,348,898 shares in the Company.

S R Scott
Company Secretary

STOCK EXCHANGE ANNOUNCEMENT

Announced at 17:59 hrs

1 April 2003

RNS No: 5187J

1 April 2003 - for immediate release

Vodafone Group Plc (“the Company”)

In accordance with Section 329 of the Companies Act 1985, I have to inform you that the Company was advised today by The Share Centre, administrators of Personal Equity Plans and Individual Savings Accounts for the Company, that on 31 March 2003, through reinvestment of tax reclaims, Mr K J Hydon, director of the Company, acquired 333 ordinary shares and Mr J M Horn-Smith, director of the Company, acquired 26 ordinary shares of US$0.10 each in the capital of the Company at 112p per share.

S R Scott
Company Secretary

STOCK EXCHANGE ANNOUNCEMENT

Announced at 15:04

14 April 2003

RNS No:  0134K

14 April 2003 - for immediate release

Vodafone Group Plc (“the Company”)

In accordance with Section 329 of the Companies Act 1985, I have to inform you that the Company was advised today by Mourant ECS Trustees Limited that on 10 April 2003 the following directors acquired an interest in the following number of ordinary shares of US$0.10 each in the Company at the price of 121p per share pursuant to the rules of the Vodafone Group Share Incentive Plan:

No. of shares
Mr P R Bamford	206
Mr J M Horn-Smith	208
Mr K J Hydon	208

Philip Howie
Deputy Company Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP PUBLIC LIMITED COMPANY
(Registrant)

Dated: April 25, 2003	By: /s/ S R SCOTT
	Name:	Stephen R. Scott
	Title:	Company Secretary